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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70941

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AHANA MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 BRIDGE PLAZA N #860A
(No. and Street)

FORT LEE	NJ	07024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VRINDA ARORA	212-668-8700	VARORA@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND MICALETTI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AHANA MARKETS LLC, as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Raymond C. Micaletti, Jr.

Digitally signed by Raymond C. Micaletti, Jr.
DN: CN="Raymond C. Micaletti, Jr.", E=raymond.micaletti@gmail.com
Reason: I am the author of this document
Location:
Date: 2025.11.03 14:07:56-04'00'
Foxit PDF Reader Version: 2024.3.0

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ahana Markets, LLC

Statement of Financial Condition as of September 30, 2025
and
Report of Independent Registered Public Accounting Firm

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Ahana Markets, LLC

Table of Contents
As of and for the year ended September 30, 2025



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ahana Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ahana Markets, LLC (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ahana Markets, LLC as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Ahana Markets, LLC's auditor since 2024.

Hauppauge, New York
November 3, 2025

Nawrocki Smith LLP

Ahana Markets, LLC

Statement of Financial Condition
September 30, 2025

ASSETS		
Cash	$	1,338
Restricted Cash		125,782
Prepaid expenses		10,466
Other assets		1,618
TOTAL ASSETS	$	139,204
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable		23,200
TOTAL LIABILITIES		23,200
MEMBER'S EQUITY		116,004
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	139,204

See Notes to Accompanying Financial Statement.

Notes to Financial Statement
September 30, 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Ahana Markets, LLC (the "Company") is a Limited Liability Company that was formed in Delaware on December 6, 2021. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of June 28, 2023. The firm operates in Fort Lee, New Jersey and is limited to raising capital for private placements in various asset management entities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue and Expense Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. For the year ended September 30, 2025, the Company had no allocated tax to be disclosed.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At September 30, 2025, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates

The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Recent Accounting Pronouncements

The Company has determined that no recently issued accounting pronouncements will have a material impact on its financial position, results of operations and cash flows, or do not apply to its operations.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash and Restricted Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. As of September 30, 2025 the amount in excess of the FDIC limit was $0.

As of September 30, 2025, the Company had restricted cash of $125,782. On August 1, 2025 The Company received a letter from Chase Bank ("Chase"), where the Company's operating bank account was located, indicating its account would be closed on September 30, 2025,without further details being indicated. On August 13, 2025, Ahana immediately contacted Chase in an attempt to maintain its operating account and determine the reason for closure. The dialog revealed that the account closure was related to the Firm's geographical location in Puerto Rico. At the time Ahana was in the process of relocating to New Jersey and notified Chase of the move. On August 22, 2025, Chase concluded its due diligence and confirmed its decision to close the account on September 30, 2025. As a result of the unfortunate closure to expected on September 30, 2025 Ahana Markets LLC proceeded the attempts to identify a new banking institution.

Due to the long due diligence process with the new bank, the Company was unable to open a bank account prior to September 30, 2025, and its newly established account was not fully operational until October 1, 2025. At that point the firm was not allowed to wire/ACH or otherwise transfer its funds out of the Chase bank account, therefore these funds were deemed non-allowable under 15c3-1, putting the firm in capital deficiency on September 30, 2025. The firm's net capital on September 30, 2025 was -$21,862, and its net capital deficit was -$26,862. Understanding the net capital implications, the Company immediately infused $60,000 into its new bank account which restored its net capital to $25,258 as of October 1, 2025.

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2025, the Company had net capital of -$21,862 which was below the net capital requirement of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately -106.12%.

NOTE 6 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 7 – RELATED PARTY

The Company's Parent Ahana Holdings LLC, is a wholly owned subsidiary of Mars Markets Corp.. In addition, the Company has a related party relationship with Relative Sentiment Technologies, LLC, a registered investment advisor.

In the period under audit, there have been no transactions with any of the affiliated entities.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingent liabilities and has not been named as a defendant in any lawsuits on September 30, 2025 or during the year then ended.

NOTE 9 – LEASES

The Company follows the provisions of ASC Topic 842 for lease accounting. The Company has currently leased an office space in New Jersey. The Company has elected the short-term lease exception and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. For the year ended September 30, 2025, $955 of expenses were incurred related to this agreement, which is included within Occupancy Expenses on the Statement of Operations. The Company has no immediate plans to occupy any additional office space.

NOTE 10 – SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 11 - GOING CONCERN

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At September 30, 2025, the Company's cash and restricted cash balances were $1,338 and $125,782. Management has determined that additional funding will be necessary and remains committed to contributing capital and obtaining capital for the foreseeable future to ensure net capital compliance is maintained. One of the Company's lead investors has formally committed to providing adequate capitalization and liquidity for the Company's business operations for September 30, 2025. Should additional funding not be available to the Company, the Company may not be able to continue as a going concern. No adjustments to the accompanying financial statement have been recorded as a result of this uncertainty.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2025 through November 3, 2025 the date which the financial statement was available to be issued. On October 1, 2025, the Company received a capital contribution from it's Parent Company in the amount of $60,000.